650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 13, 2008

Via EDGAR and Facsimile (202) 772-9218

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso

Geoffrey Kruczek

Re:	Thermage, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 3, 2008

File No. 333-152948

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 7, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Following resolution of these remaining matters, we anticipate filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) in order to update the financial, capitalization and certain other information contained therein, and to file as exhibits the final signed legal opinions discussed below. We would also anticipate requesting acceleration of effectiveness of the Registration Statement as soon as practicable thereafter.

We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Distribution, page 106

COMMENT 1: We note your response to prior comment 3. Given that the relative interests of the Reliant equity holders will change in the spin off, we are unable to agree that the Distribution is pro rata. Accordingly, if the issuer is unable to rely on an exemption from registration, it should register the Distribution on an appropriate form.

AUSTIN    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI     WASHINGTON, D.C.

U.S. Securities and Exchange Commission

November 13, 2008

RESPONSE: In response to comment 1, we advise the Staff that we believe the Distribution of stock in Spinco is exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the “Act”). Spinco is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act of 1934, as amended, nor is Spinco an investment company or a blank check company.

We further advise the Staff that, based on an independent third party valuation, the value of Spinco is less than $700,000, therefore the aggregate offering price of the Distribution will be less than $1,000,000. No other securities have been offered and sold by Spinco or Reliant pursuant to Rule 504 in the last twelve months. In addition, there has not and will not be any general solicitation or general advertising with respect to the Distribution. As disclosed in the Registration Statement, the Distribution will only be offered only to individuals and entities that are stockholders of Reliant as of a date specified by the board of directors of Reliant. We also note that the exemption provided by Rule 504 does not restrict the number of accredited or non-accredited investors receiving securities in the Distribution.

We advise the Staff that we do not believe the Distribution should be integrated with any other offers or sales of securities by Spinco or Reliant. The Distribution of the shares of Spinco capital stock is not part of a larger plan of the sale of securities. It is a unique one-time dividend in order to transfer ownership of Spinco to Reliant stockholders. Reliant anticipates that the Distribution will occur in the fourth quarter of 2008, as it is not contingent upon any independent events, including the closing of the merger with Thermage. Spinco will not be issuing or selling any securities, other than in the Distribution, at the same or about the same time. The shares of Spinco will be distributed to Reliant stockholders as a dividend and therefore no consideration is being received by Reliant in connection with the Distribution.

The securities issued in the Distribution will be “restricted” securities and will not be able to be resold without registration under the Act or an exemption therefrom. In connection with the Distribution, each recipient will receive written disclosure in an information statement that the securities have not been registered under the Act and therefore are “restricted” securities. In addition, each security issued in the Distribution will have a legend stating that the securities have not been registered under the Act and referring to restrictions on transferability and sale of the securities.

Lastly, we advise the Staff that in connection with the Distribution, a Form D will be filed and Spinco will comply with all applicable state securities laws.

U.S. Securities and Exchange Commission

November 13, 2008

Exhibit 5

COMMENT 2: We will continue to evaluate your response to prior comment 1 after you file the final version of exhibit 5. We assume that the exhibit will not seek to carve out or make assumptions regarding relevant California law.

RESPONSE: For the Staff’s reference, we have provided as Attachment A hereto a copy of the final version of the referenced legal opinion. We note that the opinion does not seek to carve out or make assumptions regarding California law. We will file a signed and dated copy of this opinion as Exhibit 5.1 to Amendment No. 5.

Exhibit 8

COMMENT 3: We will continue to evaluate your response to prior comment 2 after you file the final version of exhibit 8. That exhibit must clearly state that counsel is not able to opine on the tax consequence, why counsel is not able to opine, and the possible outcomes and risks to investors. An exhibit that merely opines on the manner in which consequences are disclosed in the prospectus is not sufficient.

RESPONSE: Please find attached as Attachment B hereto revised legal opinions to be filed as Exhibits 8.1 and 8.2, which we believe address the Staff’s comment and comply with Item 601(b)(8) of Regulation S-K. We will file signed and dated copies of these opinions with Amendment No. 5.

U.S. Securities and Exchange Commission

November 13, 2008

We would very much appreciate the Staff’s prompt review of this letter. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Chris F. Fennell
Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Jennifer Fonner DiNucci, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP

Attachment A

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

EXHIBIT 5.1

November __, 2008

Thermage, Inc.

25881 Industrial Blvd.

Hayward, CA 94545

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-4, as amended to date, filed by Thermage, Inc. (the “Company”) with the Securities and Exchange Commission, Registration Number 333-152948 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of up to 24,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Shares”). As your counsel in connection with this transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the sale and issuance of the Shares.

It is our opinion that, when issued and sold in the manner described in the Registration Statement, the Shares will be legally and validly issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including the proxy statement/prospectus/information statement constituting a part thereof, and any amendment thereto.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

AUSTIN    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, D.C.

Attachment B

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

EXHIBIT 8.1

November ___, 2008

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

Ladies and Gentlemen:

We have acted as counsel to Thermage, Inc., a Delaware corporation (“Parent”), in connection with the preparation and execution of the Agreement and Plan of Merger and Reorganization (the “Agreement”), made and entered into as of July 7, 2008 by and among Parent, Relay Acquisition Company, LLC, a Delaware limited liability company wholly owned by Parent (“Merger Sub II”), Reliant Technologies, Inc., a Delaware corporation (“Company”) and with respect to Articles VIII and X of the Agreement only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent. Pursuant to the Agreement, (i) Relay Merger Corp., a Delaware corporation wholly owned by Parent (“Merger Sub I”) will merge with and into Company (the “First Merger”), with Company as the surviving entity of the First Merger and as a wholly owned subsidiary of Parent and (ii) as part of a single overall transaction with the First Merger and pursuant to an integrated plan, the surviving entity of the First Merger will merge with and into Merger Sub II, a disregarded entity for U.S. federal income tax purposes (the “Second Merger”, and together with the First Merger, the “Merger”).

Prior to the closing of the First Merger, all holders of the Company’s preferred and common stock will be entitled to receive a distribution of stock of a newly formed, wholly-owned subsidiary of Company, referred to as “Spinco” (such transaction, the “Distribution”).

The Merger and certain other matters contemplated by the Agreement, including the Distribution, are described in the Registration Statement on Form S-4 (the “Registration Statement”) of Parent, which includes the Proxy Statement/Prospectus/Information Statement relating to the Merger (the “Proxy Statement/Prospectus”). This opinion is being rendered pursuant to the requirements of Item 21(a) of Form S-4 under the Securities Act of 1933, as amended. Unless otherwise indicated, any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Agreement or the Registration Statement.

In connection with this opinion, we have examined and are familiar with the Agreement, the Registration Statement, and such other presently existing documents, records and matters of law as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed, without any independent investigation or examination thereof (i) that the Merger will be consummated in accordance with the provisions of the Agreement and in the manner contemplated by the Proxy Statement/Prospectus and will be effective under applicable state law, and that the parties have complied with and, if applicable, will continue to comply with, the covenants, conditions and other provisions contained in the Agreement without any waiver, breach or amendment thereof; (ii) the continuing truth and accuracy at all times through the

AUSTIN    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, D.C.

Thermage, Inc.

November ___, 2008

Effective Time of the statements, representations and warranties made by Parent, Merger Sub I, Merger Sub II, and Company in the Agreement or the Proxy Statement/Prospectus; (iii) the continuing truth and accuracy at all times through the Effective Time of the certificates of representations to be provided to us by Parent, Merger Sub I, Merger Sub II and Company; and (iv) that any such statements, representations or warranties made “to the knowledge” or based on the belief or intention of Parent, Merger Sub I, Merger Sub II, or Company or similarly qualified are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification.

Based upon and subject to the foregoing, in our opinion, (a) the Merger will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and (b) the discussion of U.S. federal income tax issues contained in the Registration Statement under the caption “The Merger - Material U.S. Federal Income Tax Consequences of the Merger,” insofar as it relates to statements of law and legal conclusions and subject to the limitations and qualifications described therein, is accurate in all material respects.

Because the state of the law with respect to the treatment of the Distribution is not sufficiently clear, we are unable to opine whether the Distribution and the Merger will be treated as a single integrated transaction for U.S. federal income tax purposes. The potential tax consequences in the event that the Distribution and the Merger are treated or are not treated as a single integrated transaction for U.S. federal income tax purposes are described in the Registration Statement under the caption “The Merger-Material U.S. Federal Income Tax Consequences of the Merger”.

There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the Merger, or that contrary positions may not be taken by the Internal Revenue Service. In the event any of the facts, statements, descriptions, covenants, representations, warranties, or assumptions upon which we have relied is incorrect, our opinion might be adversely affected and may not be relied upon.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement with respect to the discussion of the material U.S. federal income tax consequences of the Merger, including the Proxy Statement/Prospectus constituting a part thereof, and any amendment thereto. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

EXHIBIT 8.2

November [ ], 2008	Robert H. Miller

T: (650) 843-5351
Reliant Technologies, Inc.	bmiller@cooley.com
464 Ellis Street
Mountain View, California 94043

Ladies and Gentlemen:

This opinion is being delivered to you in connection with the filing of a registration statement (the “Registration Statement”) on Form S-4, which includes the Proxy Statement/Prospectus/Information Statement, filed pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 7, 2008, by and among Thermage, Inc., a Delaware corporation (“Parent”), Relay Acquisition Company, LLC, a Delaware limited liability company wholly owned by Parent (“Merger Sub II”), and Reliant Technologies, Inc., a Delaware corporation (“Reliant”), including exhibits and schedules thereto (the “Reorganization Agreement”). Pursuant to the Reorganization Agreement, Merger Sub I (a Delaware corporation and a wholly-owned subsidiary of Thermage) will merge with and into Reliant (“Merger I”) in a transaction in which holders of Reliant Capital Stock will receive a combination of shares of Parent Common Stock and cash and in which Reliant will become a wholly owned subsidiary of Parent. Merger I will be immediately followed by a merger of Reliant into Merger Sub II (“Merger II” and together with Merger I, the “Mergers”).

Prior to the closing of the Merger I, all holders of Reliant’s preferred and common stock will be entitled to receive a distribution of stock of a newly formed, wholly owned subsidiary of Reliant, referred to as “Spinco” (such transaction, the “Distribution”).

Except as otherwise provided, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

We have acted as counsel to Reliant in connection with the Mergers. As such, and for the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations, and warranties contained in the following documents (including all exhibits and schedules attached thereto):

(i)	the Reorganization Agreement;

(ii)	the Registration Statement;

(iii)	the tax representation letter from Parent, Merger Sub I and Merger Sub II to Wilson Sonsini Goodrich & Rosati Professional Corporation and Cooley Godward Kronish LLP furnished pursuant to Section 7.1(g) of the Reorganization Agreement, and the tax representation letter from Reliant to Wilson Sonsini Goodrich & Rosati Professional Corporation and Cooley Godward Kronish LLP furnished pursuant to Section 7.1(g) of the Reorganization Agreement (collectively, the “Tax Representation Certificates”); and

Five Palo Alto Square 3000 El Camino Real Palo Alto CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Page Two

(iv)	such other instruments and documents related to the formation, organization, and operation of Parent, Merger Sub I, Merger Sub II, and Reliant, and to the consummation of the Mergers and the other transactions contemplated by the Reorganization Agreement, as we have deemed necessary or appropriate.

In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

(i)	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and all such documents have been (or will be by the Effective Time of Merger II) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

(ii)	All representations, warranties, and statements made or agreed to by Parent, Merger Sub I, Merger Sub II, and Reliant, and by their managements, employees, officers, directors, and stockholders in connection with the Mergers, including, but not limited to, (x) those set forth in the Reorganization Agreement (including exhibits thereto), (y) those set forth in the Registration Statement, and (z) those set forth in the Tax Representation Certificates, are, or will be, true, complete and accurate at all relevant times;

(iii)	Any representation or statement made “to the knowledge of” or similarly qualified is correct without such qualification;

(iv)	All covenants contained in the Reorganization Agreement (including exhibits thereto) will be performed without waiver or breach of any material provision thereof; and

(v)	The Mergers will be consummated in accordance with the Reorganization Agreement without any waiver or breach of any provision thereof, and the Mergers will be effective under applicable state law.

Based upon and subject to our examination of the foregoing items and subject to the limitations, qualifications, assumptions, and caveats set forth herein, we are of the opinion that: (a) the Mergers will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, and (b) the discussion of federal income tax issues contained in the Registration Statement entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” insofar as it relates to statements of law and legal conclusions and subject to the limitations and qualifications described therein, is correct in all material respects.

Five Palo Alto Square 3000 El Camino Real Palo Alto CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Page Three

Because the state of the law with respect to the treatment of the Distribution is not sufficiently clear, we are unable to opine whether the Distribution and the Merger will be treated as a single integrated transaction for U.S. federal income tax purposes. The potential tax consequences in the event that the Distribution and the Merger are and are not treated as a single integrated transaction for U.S. federal income tax purposes are described in the Registration Statement under the caption “The Merger-Material U.S. Federal Income Tax Consequences of the Merger”.

This opinion does not address the various state, local, or foreign tax consequences that may result from the Mergers or the other transactions contemplated by the Reorganization Agreement and does not address any United States federal tax consequences of any transaction other than as set forth above. In addition, no opinion is expressed as to any United States federal tax consequence of the Mergers or the other transactions contemplated by the Reorganization Agreement except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

No opinion is expressed as to any transaction whatsoever, including the Mergers, if any of the representations, warranties, statements, and assumptions material to our opinion and upon which we have relied are not accurate and complete in all material respects at all relevant times.

This opinion only represents our best judgment as to the United States federal income tax consequences of the Mergers and is not binding on the Internal Revenue Service or any court of law, tribunal, administrative agency, or other governmental body. The conclusions are based on the Code, existing judicial decisions, administrative regulations, and published rulings. No assurance can be given that future legislative, judicial, or administrative changes or interpretations would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the United States federal income tax laws.

This opinion is being delivered solely in connection with the filing of the Registration Statement. We consent to the reproduction and filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

COOLEY GODWARD KRONISH LLP

By:
Robert H. Miller

Five Palo Alto Square 3000 El Camino Real Palo Alto CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com